Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156011
PROSPECTUS SUPPLEMENT NO. 1
(To Proxy Statement/Prospectus dated April 28, 2009)
Clinical Data, Inc.
Avalon Pharmaceuticals, Inc.

          This Prospectus Supplement No. 1, or prospectus supplement, is being furnished to the stockholders of Avalon Pharmaceuticals, Inc., or Avalon, as a supplement to the proxy statement/prospectus dated April 28, 2009, sent to Avalon stockholders in connection with the solicitation of proxies for use at the Special Meeting of Stockholders of Avalon to be held on May 28, 2009. At the Special Meeting, Avalon stockholders will be asked to consider and vote upon a proposal to adopt an agreement and plan of merger and reorganization, dated as of October 27, 2008, as amended, which provides for the acquisition of Avalon by Clinical Data, Inc., or Clinical Data.
          If the merger agreement is adopted, and the other conditions in the merger agreement are satisfied or waived, API Acquisition Sub II, LLC, an indirect wholly-owned subsidiary of Clinical Data, or API, will merge with and into Avalon, with Avalon continuing as the surviving corporation in the merger. Upon completion of the merger, Clinical Data will issue for each outstanding share of Avalon common stock (other than shares of Avalon common stock owned by Clinical Data) 0.0470 of a share of Clinical Data common stock and a contingent value right, or CVR, that will give you the opportunity to receive additional shares of Clinical Data common stock calculated as described in the proxy statement/prospectus.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED WHETHER THE PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED, IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
          The date of this prospectus supplement is May 8, 2009 and is first being mailed to Avalon stockholders on or about that date.

SUPPLEMENTAL INFORMATION
Receipt of Milestone Payment
          On May 1, 2009, Avalon and Merck & Co., Inc., or Merck, agreed to terminate the License and Research Collaboration Agreement between the parties (referred to as the Merck Agreement) pursuant to the terms of the Merck Agreement. As part of the termination of the Merck Agreement, Merck agreed to pay Avalon a termination payment of $4 million. The $4 million termination payment was paid by Merck to Avalon on May 7, 2009. As a result of the receipt of this $4 million payment from Merck, a milestone payment of $4 million has been received under the terms of the CVRs. As a consequence of the receipt of this milestone payment, each CVR will represent the right to receive at least 0.00940 of a share of Clinical Data common stock.
          Because of the termination of the Merck Agreement, no other payments will be received by Avalon from Merck under the Merck Agreement, and therefore, no additional “milestone payments” will be received under the CVRs relating to the Merck Agreement.
          As described in the proxy statement/prospectus, the receipt by Avalon (or Clinical Data following the merger) of up to an additional $1 million in payments under Avalon’s Amended Pilot Study Agreement with Novartis Institutes for Biomedical Research, Inc. (referred to as the Novartis Agreement) on or prior to June 30, 2010 (such date known as the milestone date), would also constitute “milestone payments” under the terms of the CVRs, which would result in each CVR representing the right to receive an additional fraction of a share of Clinical Data common stock (up to a maximum of 0.01175 shares of Clinical Data common stock, including the 0.00940 fraction of a share of Clinical Data common stock described above). There can be no assurance, however, that Novartis will make any milestone payment prior to the milestone date, or at all.
Loan Payment to Clinical Data
          Under the terms of the merger agreement, the $4 million payment received by Avalon from Merck was required to be used to pay down the outstanding balance of various short-term loans provided by Clinical Data to Avalon in connection with the merger. As of April 30, 2009, a total of approximately $4.1 million in principal and accrued interest remained outstanding under these loans. On May 8, 2009, Avalon made loan payments totaling $4 million to Clinical Data following Avalon’s receipt of the $4 million payment from Merck, reducing the outstanding balance of the Clinical Data loans by that amount.
CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

          This prospectus supplement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Clinical Data, Avalon or the combined company to differ materially from those expressed or implied by such forward-looking statements, and any forward-looking statements contained in this prospectus supplement are subject to the same risks and uncertainties as are described under “Cautionary Statement Regarding Forward-Looking Statements” on page 37 of the proxy statement/prospectus.
THE PROXY STATEMENT/PROSPECTUS
INCORPORATES ADDITIONAL INFORMATION
          The proxy statement/prospectus, as supplemented, “incorporates by reference” important business and financial information about Clinical Data from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon request. For a more detailed description of the information incorporated by reference into the proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 137 of the proxy statement/prospectus.
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